June 10, 2009

Mr. Rufus Decker

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Dear Mr. Decker:

The purpose of this letter is to respond to your letter dated May 27, 2009, regarding follow-up questions pertaining to the staff’s review of Federated’s Form 10-K for the fiscal year ended December 31, 2008. Our responses below are keyed to the comments outlined in your letter.

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Please see our responses that follow. When we state we plan to make enhanced disclosures in future filings, our plan is to include such enhancements in future filings beginning with the quarterly report on Form 10-Q for the quarter ending June 30, 2009. Please note that the March 31, 2009 disclosures have been included herein for illustrative purposes only.

2.	We have reviewed your response to prior comment 2. Please show us in your supplemental response how you intend to separately present and discuss any significant components, including changes in the market value of securities held by funds, included in the other line item in your table of Equity and Fixed Income fund managed assets.

Due to system limitations, we are not able to breakout the impact of changes in market value on an aggregate basis for all funds. By analyzing the NAV of the funds as of the beginning of the period and the end of the period, we can approximate the change related to the market appreciation or depreciation. While this approximation provides us with insight to know whether the change in market value is a significant component of “Other,” it does not produce a precise amount that is worthy of reporting.

As currently presented, the amounts that are captured in “Other” are consistent with those items that are considered in a fund’s total return calculation. Accordingly,

Mr. Rufus Decker

June 10, 2009

we believe it is appropriate for these amounts to be presented in the aggregate. In future filings, we plan to rename the “Other” line item in the table of Changes in Equity and Fixed-Income Fund Managed Assets as “Market gains and losses/reinvestments.” In addition, we plan to reword the footnote to the table as follows: “Reflects changes in the market value of the securities held by the funds primarily, and, to a lesser extent, reinvested dividends, distributions, net investment income and the impact of changes in foreign exchange rates.” Each quarter, we will make changes to this footnote as appropriate.

3.	We have reviewed your response to prior comment 13. Please expand your disclosures to address how you determined you only have one reporting unit pursuant to SFAS 142. You should disclose whether you aggregate reporting units. Refer to paragraph 30 of SFAS 142. Please also tell us whether discrete financial information is prepared at any level lower than the consolidated level. If so, please tell us who uses this information and for what purpose.

As we note in our proposed expanded disclosure, Federated has a single business. All operating functions (investment research, sales, shareholder services, IT, human resources, accounting, legal, etc.) support that single investment management business. On a monthly basis, Federated produces a report of actual results of operations and a forecast of operations for the remainder of the year, both of which are prepared at the consolidated level only. Once a year, Federated produces a financial budget by function which is reviewed by various managers, including the executives that report to Federated’s chief operating decision maker. However, this budget detail does not represent discrete financial information. The revenue detail is generally broken down by distribution channel while the expense detail is broken down by function. Thus we do not have discrete financial information (both revenue and expense detail) at a level below the Federated Investors, Inc. consolidated level.

In future filings, we will expand our disclosures by including the underlined text that follows:

“…Goodwill is evaluated for possible impairment at the reporting unit level. Federated has determined that it has a single reporting unit consistent with its single operating segment based on the fact that Federated’s operations are managed as a single business: investment management. Federated does not have multiple operating segments or business components for which discrete financial information is prepared.”

4.	We have reviewed your response to prior comment 16. As previously requested, please clearly disclose the impact on your balance sheet and statements of income of the entities that were deconsolidated. In a similar manner, you should disclose the impact of any entities that were consolidated.

Mr. Rufus Decker

June 10, 2009

When appropriate, in future filings, we will add the underlined text that follows:

“…Federated’s conclusion to consolidate a sponsored product may vary from period to period based on changes in Federated’s percentage interest in the product resulting from changes in the number of fund shares held by either Federated or third parties. Given that the products follow investment-company accounting, which prescribes fair-value accounting, a deconsolidation generally does not result in gains or losses for Federated. There was no significant impact to the Consolidated Balance Sheets or Statements of Income from entities that were either deconsolidated or newly consolidated during the first quarter 2009.”

We have not disclosed the details regarding the impact on our balance sheet and statements of income of the entities that were deconsolidated and newly consolidated during the period due to immateriality. In 2009, for example, we deconsolidated one fund product which resulted in a reduction in current assets of $0.9 million. The deconsolidation occurred on January 1, 2009 and as a result there was no income statement activity recorded for that entity in 2009. With regard to the impact of the entity that was newly consolidated in 2009, the consolidation resulted in an increase in current assets of $1.2 million, which represents less than 1% of March 31, 2009 current assets and $0.1 million in net income attributable to Federated Investors, Inc. which represents less than 1% of this line item for the three months ended March 31, 2009. In future filings, we will evaluate the materiality of entities that were either deconsolidated during the period or newly consolidated and, if material, disclose the impact to the consolidated financial statements as requested.

5.	We have reviewed your response to prior comment 18. Please confirm that there are no scenarios in which you participate in the rights and obligations to income and expected losses of the CDOs on a disproportionate basis based on your equity ownership.

Federated’s equity interests have no special rights or obligations associated with them as compared to the equity interests held by third parties. As a result, Federated shares in the rights and obligations to income and expected losses of the CDOs on a basis proportionate with its relative share of the CDOs’ equity.

6.	We have reviewed your response to prior comment 21. We continue to believe that you should disclose the specific terms of the new program which led to your determination that it was appropriate to treat these arrangements as sales. Please also disclose the amount of revenue recognized related to the sale of these rights and the related amount of deferred costs expensed for each period presented. Refer to paragraph 11 of FASB Staff Position No. EITF 85-24-1.

In response to your request, in future filings, we will modify our disclosure on B-share accounting by adding the underlined text as follows:

“In March, 2007, Federated entered into a new sales program with an independent third party. The terms of the new program were written to remove any remote potential for recourse by making clear the fact that Federated is not responsible to indemnify the purchaser for any action initiated unilaterally by the fund board or others that would result in the termination of the revenue stream sold to the

Mr. Rufus Decker

June 10, 2009

purchaser. Accordingly, Federated began accounting for all new sales of its rights to future distribution fees and CDSCs related to Class B shares of sponsored funds as sales.”

With regard to the requirement of paragraph 11 of FASB Staff Position No. EITF 85-24-1 to disclose the components of the gain on sale recognized, we are reluctant to make this disclosure for the following reasons: First, Federated is subject to a confidentiality provision in the program documents which prohibits the disclosure of pricing-related deal terms. Second, we maintain that this disclosure is not meaningful to a reader’s understanding of Federated’s revenue or financial statements given that the proceeds from the B share sales represented 0.6% or less of revenue in 2009 and 2008.

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Please direct any follow-up questions to Stacey Friday at 412-288-1244 or Denis McAuley at 412-288-7712.

Sincerely,

/s/ Thomas R. Donahue
Thomas R. Donahue
Chief Financial Officer

cc:	Jeffrey Gordon

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549